Filed by Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: The Keith Companies, Inc.
Commission File No. 333-124748
THIS FILING CONSISTS OF A MESSAGE FROM THE CEO OF STANTEC INC. (“STANTEC”) TO EMPLOYEES IN CONNECTION WITH THE PROPOSED COMBINATION OF STANTEC AND THE KEITH COMPANIES, INC. (“TKC”).
Additional Information and Where to Find It
In connection with the proposed merger, Stantec and TKC have filed a Registration Statement on Form F-4, a joint proxy statement/ prospectus and other related documents with the Securities and Exchange Commission (the “SEC”). Shareholders of TKC are advised to read these documents and any other documents relating to the merger that are filed with the SEC when they become available because they contain important information. Shareholders of TKC may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:
Stantec
10160 – 112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330
and from:
The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121
Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included in its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.
Cautionary Note Regarding Forward Looking Statements
This document contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue”

or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this document include statements about the proposed Stantec and TKC merger; including statements that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium of approximately 30%. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this document.
Message from Tony Franceschini, President & CEO
Stantec to list on NYSE on August 5
It is my pleasure to announce that, subject to final SEC approval, Stantec will begin trading on the New York Stock Exchange (NYSE) on Friday, August 5, under a sexy new stock symbol—SXC. To mark the occasion, Don Wilson, Jeff Lloyd, Aram Keith, and I will be at the NYSE on that day to ring The Opening Bell™.
This is another great milestone for Stantec. It signifies to the market and our industry that we are truly a North American firm. A listing on the NYSE gives Stantec access to a much larger market of investors and will enable employees across the US to purchase Stantec shares more easily and have a piece of ownership in our Company. We have found that being traded on the Toronto Stock Exchange has helped to build Stantec’s brand recognition in Canada, and we hope that our NYSE listing will do the same in the US.
Ringing The Opening Bell™ is a great honor for us, and it is a great opportunity for Stantec. Via TV coverage, the opening and closing bell-ringing are believed to be the most widely viewed daily events in the world.
If you would like to learn more about Stantec’s listing on the NYSE and what it means, visit www.nyse.com. If you are interested in seeing Stantec ring The Opening Bell™ at the NYSE on Friday, August 5, you can watch it live at 9:30 AM Eastern Daylight Time (7:30 AM MDT) on CNBC throughout North America and ROB TV (in Canada only).
I also want to take this opportunity to encourage you to visit www.enr.com or to read the July 25 issue of Engineering News Record. Stantec is the cover story in the ENR magazine this week. The story reflects all the hard work you as employees have done to build this Company. It is because of your passion and commitment that Stantec is becoming known as a leader in North America.
Thank you,
Tony